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Exhibit 12.1

California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
(In thousands except ratios)

	Year ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before Income Tax Expense	$60,878	$62,211	$67,916	$63,936	$51,882
Fixed Charges Interest Expense	32,455	27,936	24,394	20,591	19,719
Capitalized Interest	(2,741)	(1,563)	(3,081)	(3,411)	(2,585)

Total	$90,592	$88,584	$89,229	$81,116	$69,016

Fixed Charges:
Interest Expensed &Capitalized, & amortization of capitalized expense related to indebtedness	$32,455	$27,936	$24,394	$20,591	$19,719
Estimated Interest Component of Rent Expense	474	338	329	237	221

Total	$32,929	$28,274	$24,723	$20,828	$19,940

Ratio of Earnings to Fixed Charges	2.75	3.13	3.61	3.89	3.46

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  Exhibit 12.1
California Water Service Group Computation of Ratios of Earnings to Fixed Charges (In thousands except ratios)